1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 20, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904 and
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 78

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 78 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares U.S. Fixed Income Balanced Risk ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation June 4, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1:    Please consider whether the Fees and Expenses table should be clarified to state that Acquired Fund Fees and Expenses are not included in the expenses paid by BFA. The disclosure could also be included elsewhere in the prospectus if AFFE is not material to the fee table.

Response:    To the extent that the Fund includes Acquired Fund Fees and Expenses in the Fees and Expenses table, the Fund will include the following sentence in the Fees and Expenses section of the prospectus: “The Fund will also pay Acquired Fund Fees and Expenses.”

Comment 2:    If the Fund anticipates engaging in active and frequent trading, please add additional disclosure to the principal strategies section.

Response:    The Trust does not anticipate that the Fund will engage in active and frequent trading and therefore declines to add additional disclosure to the Fund’s principal strategies section.

Comment 3:    Is the name “Balanced Risk” misleading because the Fund can invest 100% in junk bonds? Also, is the name not confusing for shareholders if the Fund really is managed to moderate or limit risk?

Response:    The Trust believes that the Fund’s name is not misleading or confusing as it reflects the Fund’s investment strategy to seek to balance credit spread risk and interest rate risk. The description of the Fund’s investment strategies and risks provides more detail about the manner in which the Fund will seek to balance interest rate risk and credit spread risk. In addition, as of this date, the Fund expects that substantially less than 100% of the Fund’s assets will be invested in junk bond issues.

Comment 4:    Please explain in correspondence whether the shareholder’s risk of holding Fund shares are equal between interest rate risk and credit rate risk.

Response:    The Fund seeks to balance interest rate and credit spread risk by investing in a portfolio of fixed income securities that in the aggregate has approximately equal exposure to credit spread risk and interest rate risk, which are measured by BFA as the volatility of returns of a security associated with changes in the security’s credit spread or changes in interest rates. The Fund will adjust the allocation among its underlying securities in an effort to achieve a target credit spread risk and interest rate risk for the Fund’s portfolio. When necessary to balance the Fund’s exposure to interest rate risk against its exposure to credit spread risk, the Fund may take short or long positions in U.S. Treasury futures and short positions in U.S. Treasury securities through transactions in interest rate swaps.

Comment 5:    Please rewrite the third paragraph of the principal strategies section in “plain English.”

Response:    The requested change has been made.

Comment 6:    Please include any costs associated with short transactions in the Fees and Expenses table.

Response:    The Trust respectfully declines to revise the language in the Fees and Expenses table, based on currently anticipated short sale transactions.

Comment 7:    Please consider whether junk bond disclosure belongs in the summary prospectus.

Response:    The Trust has added junk bonds disclosure to the Fund’s summary prospectus. The Fund’s principal investment strategies state that the Fund “may invest, without limitation, in high-yield securities rated CCC or higher by Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services or Fitch, Inc. (“Fitch”), or, if unrated, determined by BFA to be of comparable quality.” The Trust has revised this disclosure to add the following language at the end of the sentence: “(commonly known to investors as ‘junk bonds.’).” Because investing in junk bonds is a principal investment strategy of the Fund, the Fund also includes “high yield securities risk” in its principal risk section.

Comment 8:    Please identify the types of derivatives in which the Fund may invest.

Response:    The Fund may take short or long positions in U.S. Treasury futures and short positions in U.S. Treasury securities through transactions in interest rate swaps. The Fund may also invest in other interest rate futures contracts, including but not limited to, Eurodollar and Federal Funds futures.

Comment 9:    Please note that private mortgage-backed securities are considered by the SEC staff to be an industry for concentration purposes.

Response:    The Trust acknowledges the SEC staff’s classification. The Fund will not concentrate in private mortgage-backed securities.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.
Michael Gung
Katherine Drury